Exhibit 4.3

March 2022

ICL Group Ltd.

Compensation Policy for Office Holders

1.	General

1.1.	This document is designed to detail the compensation policy of ICL Group Ltd. ("ICL" or the "Company") for its Office Holders, as such term is defined in the Companies Law, 1999 ("Companies Law").

1.2.
This policy does not grant any legal rights to ICL's Office Holders. ICL's Office Holders shall be entitled only to the compensation granted to each of them specifically by the HR & Compensation Committee, the Board of Directors ("Board"), and where required, subject to the approval of the shareholders of the Company. For purposes of this policy, the term "Authorized Organ" shall refer to the relevant corporate organ or organs stated above, the approval of which is required under the Companies Law for the relevant compensation.

1.3.
In the event that an Office Holder shall receive compensation which is less favorable than the compensation described under this policy for an Office Holder in the same position at ICL, this shall not constitute an exception to this policy.

1.4.
For purposes of this policy, “Executive Officers” shall refer to Office holders (as such term is defined in the Companies Law) that have an active executive role with the Company, including a (full or part time) executive chairman of the Board, and shall not refer to non-executive members of the Board, unless otherwise expressly indicated.

1.5.	This policy is written in the masculine form for convenience only and is intended for women and men alike.

1.6.
Upon the approval of this policy by the shareholders of the Company, the compensation policy that was in place until such date shall be replaced in its entirety by this amended and restated compensation policy.

2.	Compensation Objectives and Principles

2.1.
ICL is a leading global specialty minerals company. ICL Group creates impactful solutions for humanity's sustainability challenges in global food, agriculture, and industrial markets, and leverages its unique bromine, potash and phosphate resources, its passionate team of talented employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL).

2.2.
This policy is intended to enable ICL to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive the Company's long-term goals by structuring a compensation package that maintains the balance between fixed and variable components. As such, the compensation package for Executive Officers will generally have the following characteristics:

2.2.1.	compensation elements will be clear and transparent;

2.2.2.	components of the compensation package will be aligned with ICL's short-term and long-term goals;

2.2.3.	compensation will be structured in ways that aligns Executive Officers' interests with shareholders' interests;

2.2.4.	a significant portion of the compensation package will be "at risk" and based on corporate performance as well as individual performance;

2.2.5.	equity-based compensation will be subject to a vesting period of over at least three (3) years.

2.3.
In addition to the characteristics above, the compensation will be structured so as to ensure balanced and effective risk management by encouraging excellent performance without promoting excessive risk-taking deviating from the framework outlined by the Board. ICL believes that the following factors may help to discourage inappropriate risk-taking:

2.3.1.	a balanced mix of compensation components: fixed component, short-term variable component and long-term variable component;

2.3.2.	The compensation goals should reflect a mix of quantitative and qualitative performance measures;

2.3.3.	setting caps on the variable compensation components;

2.3.4.	determining claw-back provisions with respect to variable compensation.

3.	Compensation Components

The overall compensation of ICL's Executive Officers shall be composed of various components, fixed and variable. ICL’s Executive Officers’ Total Compensation is composed of the following elements:

▪	Base Salary

▪	Social and other benefits

▪	Annual Cash Bonus (Short term Incentive or STI)

▪	Equity-based compensation (Long-Term Incentive or LTI)

▪	Retirement and Termination arrangements

It should be noted that this policy refers, among others, also to the terms of service and/or employment of an Executive Chairman that is either employed by the Company or that provides services thereto.

ICL seeks to establish a base salary and total compensation that is competitive with the base salary and total compensation paid to Executive Officers in similar industries and positions, in both global and/or local companies, as relevant and if applicable for each position.

4.	Ratio between Fixed and Variable Components

The ranges for the desirable ratios between the fixed and the variable components of the Executive Officers compensation are detailed below. The ratios represent the ratio of the fixed or variable component out of the overall compensation:

Office Holders	Fixed Component (Base Salary)	Variable Components (Bonuses & LTI)
CEO[1]	15% - 60%	40% - 85%
Executive Chairman[1]	0% – 40%	60% - 100%
Executive Officers (other than Executive Chairman, CEO)	20% - 60%	40% - 80%
Board Members	50% - 100%	0% - 50%

[1]
The minimal ratio of 15% or 0% fixed component out of the overall compensation, and respectively, the maximum ratio of 85% or 100% variable component out of the overall compensation, represents a situation whereby the Executive Chairman or the CEO, as the case may be, reach their maximum caps of entitlement to the variable components (Bonuses & LTI) in a given year or whereby the Executive Chairman does not receive a Fixed Component and reaches his maximum caps of entitlement to the Variable Components in a given year.

The ratios stated in the table above represent the potential pay mix; however, the actual ratios may vary based on performance in a given year. For example, in a year with no or limited variable component, the ratio between the fixed compensation and the overall compensation may be higher than stated above.

5.	Internal Company Comparison

Upon approval of compensation for an Executive Officer, the Authorized Organs will examine, inter alia: the ratio between the base salary of the Executive Officer and the average and median salary of the other employees of ICL (including contractors’ workers employed with ICL); and the ratio between the cost of the employment of the Executive Officer and the average and median cost of employment of the other employees (including contractors’ workers employed with ICL), and the influence of such ratios on the working relations in the Company, taking into consideration the Company's size, nature of operations, and the market in which it operates.

The table below shows the current ratio based on 2021 cost of labor data, between the overall cost of employment of ICL’s CEO and the average and median overall cost of employment for all other ICL employees (i.e. the employees of the public company only, including the contractor’s workers), and the current ratio between the average cost of employment of Executive Officers (other than the CEO) and the average and median overall cost of employment for all other ICL employees, assuming 12 months of employment, payment of the Target STI (as defined below) for 2021 and assuming the value of equity-based compensation for one vesting annum as valued at the date of grant according to the most updated equity based compensation plan2:

Position	Ratio to average of other employees' Overall Compensation	Ratio to median of other employees' Overall Compensation
CEO	Approx. 11.4 times	Approx. 19.8times
Executive Officers (other than CEO)	Approx. 5.4 times	Approx. 6.9 times

6.	Fixed Compensation

6.1.	Base Salary

The base salary may vary between the Executive Officers in ICL and shall be individually determined according to some or all of the following considerations:

▪	Executive Officer's educational background, qualifications, skills, specializations, prior professional and business experience, past performance and achievements;

[2]	The table does not include information regarding Executive chairman

▪	Executive Officer's position and scope of responsibility;

▪	Executive Officer's previous compensation agreements;

▪	Comparable compensation agreements within ICL;

▪	Comparable positions in other local and/or global companies as relevant and if applicable to the position.

Annual Base Salary Review - The Authorized Organs may conduct an annual review of the base salary of the Executive Officers, while considering some or all of the following factors:

▪	the position of the relevant Executive Officer;

▪	scope of responsibility;

▪	relevant Executive Officer's achievements;

▪	professional and business experience of the Executive Officer;

▪	previous salary agreements signed with the relevant Executive Officer;

▪	salary levels for comparable positions within ICL;

▪	size of the company and nature of its operations

▪	ICL's macroeconomic environment; and

▪	comparative relevant market analysis

The base salary includes cash benefits (such as convalescence pay, clothing and welfare package) and it may be linked to the applicable index.

6.2.	The maximum annual base salary for Executive Officers shall not exceed the following amounts:[3]

6.2.1.	Executive Chairman –	$803,000

6.2.2.	CEO –	$978,000

6.2.3.	Other Executive Officers –	$575,000

6.3.	Sign-on Bonus

In order to attract highly qualified executives, the Authorized Organs may grant an Executive Officer a sign-on bonus, as an incentive to join the Company. The sign-on bonus shall be granted if the HR & Compensation Committee and the Board will deem that in the specific circumstances there is a special need to grant the sign-on bonus in order to hire the specific Executive Officer. The amount of the sign-on bonus shall be determined while considering, among others, the market conditions, the specific circumstances involved in hiring of such Executive Officer, including circumstances of relocation and such other criteria as specified in Section 6.1 above with respect to base salary. In addition, consideration may be given to the compensation the Executive Officer was likely denied (as a high probability) from his previous employer due to joining the Company. In the event the Executive Officer leaves the Company within twenty-four (24) months of joining the Company, the Executive Officer may be required to return such sign-on bonus to the Company.

[3]
The Israeli Shekels (ILS) cap amounts remain unchanged compared to the previous compensation policy. CAPS in USD denominated amounts have been adjusted to reflect an appreciation of 15% of USD/ILS exchange rate from January 2019 through the date of the approval of the new compensation policy by the board of directors.

6.4.	Social and Other Benefits

ICL's Executive Officers may be entitled to social and other benefits as mandated or afforded by law, or that are customary in the Company and that the Authorized Organs deems advisable to provide a competitive employment package. Such benefits may include, inter alia:

▪	Annual vacation as customary;

▪	Annual sick leave as customary;

▪	Company contributions to pension funds and disability and life insurance policies;

▪	Company contributions to educational funds or other savings vehicles;

▪	Additional benefits may include, inter alia, the following benefits ("Additional Benefits"):

o	Providing a Company car or a car allowance;

o	Providing communication packages, including telephone, and computers with internet access;

o	Subscriptions to relevant literature;

o	Life insurance;

o	Health insurance;

o	Relocation and housing allowances;

o	Courses and trainings;

o	Professional association membership fees (lawyers bar, accountants bar, etc.);

o	Financial/Tax planning in case of relocation.

In addition, ICL's Executive Officers are also entitled to reimbursement of expenses related to their duties, as is customary in the Company and when applicable tax gross-ups as customary in the market. If the Executive Officer provides services to the Company as an independent contractor or through a management company controlled by him, the payment to that Executive Officer or to the said company will reflect the components of the fixed compensation (plus applicable taxes, such as VAT) in accordance with the principles of this policy.

7.	Annual Cash Bonus

7.1.
ICL's Executive Officers may be entitled to an annual compensation in accordance with the short-term incentive plan (the "STI Plan" or "STI"). The STI Plan is aimed to create an alignment between the compensation of the Executive Officers and the Company's annual and long-term goals while focusing, among other things, on individual goals that will be defined for each of the Executive Officers. The STI Plan may include rules for eligibility in cases the Executive Officer serves for only part of the relevant year. STI Plans payouts to Executive Officers, excluding the CEO and the Executive Chairman, may be calculated by using measurable financial metrics and/or measurable non-financial metrics, as pre-determined or pre-approved by the HR & Compensation Committee and the Board, and\or a qualitative evaluation. It is clarified that, the HR & Compensation Committee and Board of Directors may determine in any given year, that the STI payout for Executive Officers, other than the CEO and Executive Chairman, in whole or in part, will be granted according to a qualitative evaluation of non-measurable items of the said organs, subject to the maximum payouts set forth in Section 7.4 below.

7.2.	Annual STI for the CEO

The Target STI for the CEO represents the conceptual payout amount for 100% performance level (i.e. achieving weighted 100% of all targets) in a given year.  The Target STI for the CEO shall not exceed 120% of the CEO' annual base salary.

80% of the CEO's STI target will be measured against performance level of annual measurable financial and measurable non-financial goals set forth by the HR & compensation committee and the board of directors at the beginning of each fiscal year, as detailed below.

20% of the CEO's STI target will be measured based on a qualitative evaluation by the HR & compensation committee and the board of directors after receiving a recommendation of the Executive CoB.

7.2.1.	Measurable Financial and measurable non-financial goals

The HR & compensation committee and the board of directors will define the goals and the weight of each goal at the beginning of each year after receiving a recommendation of the CoB.  Out of the 80% STI target, at least 60% of STI target will be measured against financial goals that will be included in the annual budget.  The financial goals shall be selected out of the following list: meeting working capital objectives, meeting cash flow objectives, meeting CAPEX objectives, improving capital structure, economic profit objectives, meeting sales' increase objectives, meeting budget objectives of sales, operating income, gross income, EBITDA and net income.  Such measurable financial goals shall be determined by the HR & Compensation committee and the board of directors in the beginning of the year, according to ICL's annual budget for the respective year, and shall be measured against the budget for purposes of determining the actual performance.  The financial goals must include operating income and/or net income. The Financial actual performance figures shall be adjusted according to paragraph 7.6 below.

The other 20% (a correction of a typo) (or less) of STI target will be measured against other measurable non-financial goals.

The non-financial goals shall be selected out of the following list: achieving strategic objectives selected from ICL's strategic plan, completing strategic projects' milestones, achieving efficiency improvements' objectives, meeting safety, sustainability and environmental objectives, meeting compliance programs' objectives, meeting human resources strategic objectives and meeting merger and acquisition objectives and related integration objectives.

The HR & Compensation committee and the board of directors shall define at the beginning of each year the performance level, as detailed in the table below, for each measurable non-financial goal.

The achievement level of each goal will be measured independently of other goals.  Below are two tables which illustrate the way measurable financial goals and measurable non-financial goals are measured and then translated to payout factors.

Table A- Measurable Financial goals:

Performance level	Payout factor
Below 60% of budget (threshold)	0
Between 60% - 90% of budget	0.6
Between 90% - 120% of budget	0.9 – 1.2 (linear and continuous)
Above 120%	1.5

Table B- Measurable Non-Financial goals:

Performance level	Payout factor
Threshold	0
Partial	0.6
Good	0.8
Excellent	1.0

The performance level of each goal is determined by comparing the actual relevant year performance to the goal set forth in the beginning of the year.  The performance level is then converted to payout factor according to the above tables.  Then payout factor is applied by the relative weight of the relevant goal from the STI target. All products are then being added to form the payout for measurable financial and measurable non-financial performance.

7.2.2.	Qualitative evaluation of the CEO overall performance

20% of the STI target will be measured based on a qualitative evaluation by HR & compensation committee and the board of directors of the CEO's performance during the relevant fiscal year.  The maximum payout for this component cannot exceed the higher of 3 base monthly salaries or 25% of total actual STI payout.

7.2.3.
If either ICL operating income and/or net income actual performance (as adjusted according to paragraph 7.6 below) will not meet the threshold performance level (60% of budget), there will be no payout under this plan for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

7.2.4.	The maximum STI payout for the CEO cannot exceed for any given year, the lower of 130% of the CEO's target STI for such year or $1,500,000.

7.2.5.
In case the CEO’s employment terminates prior to the end of the fiscal year, the HR & Compensation Committee and the board of directors may approve prorated STI payout for the CEO after the end year results are published. The prorated calculation will reduce the CEO’s Target STI relatively to his employment period during the fiscal year.

7.3.	Annual STI for ICL Executive Chairman of the Board ("CoB")

The Target STI for the CoB represents the conceptual payout amount for 100% performance level (i.e. achieving weighted 100% of all targets) in a given year.  The target STI for the CoB shall not exceed 120% of the CoB annual base salary.  To the extent an Executive Chairman of the Board does not receive an annual base salary or management fee, the target STI for the CoB shall not exceed $630,000.

30% of the CoB's STI target will be measured against the performance level of ICL EBITDA; 30% against the performance level of ICL Operating Income; 20% against the performance level of ICL Net Income, and 20% against the performance level of ICL Revenues. These goals will be taken from ICL budget for the relevant fiscal year, and each will be measured as adjusted according to paragraph 7.6 below.

The achievement level of each goal will be measured independently of the other goals.  The performance level of each goal is determined by comparing the actual relevant year performance to the goal set forth in the ICL budget.  The performance level is then converted to payout factor according to Table A.  Then payout factor is applied by the relative weight of the relevant goal from the STI target.  The products are then being added to form the payout for the CoB under this plan.

7.3.1.
If ICL Operating income and/or Net income (as adjusted according to paragraph 7.6 below) will not meet the threshold performance level (60% of budget), there will be no payout for the CoB under this plan.

7.3.2.	The maximum STI payout for the CoB shall not exceed, for any given fiscal year the lower of 150% of the CoB target STI or $1,000,000.

7.4.
The maximum STI payout for Executive Officers, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer target STI for such year or $1,000,000.

7.5.
Discretion of the Board to Reduce Bonus - The Board shall have the discretion to reduce the amount of the STI Payout of an Executive Officer in any given year, based on circumstances determined by the Board.

7.6.
The Measurable Financial Goals for purposes of calculating the CEO and the Executive CoB's STI, for any given year, will be calculated according to the figures from ICL's annual reports and will be adjusted by applying the following adjustments[4]:

•	Mergers, acquisitions, restructuring or divestments ("M&A") of entities, businesses or assets, including adjustment of the capital gain or loss; accounting impact of such M&A and any related costs.

•	Changes in the company's applicable GAAP or new/revised accounting standards, that were not considered for purposes of determining the annual budget.

•	Income or expense from legal claims or tax impacts, that are not related to the current year, including tax assessments, that were not considered for purposes of determining the annual budget.

•	Environmental undertakings, that were not considered for purposes of determining the annual budget.

•
Income or loss resulting from updates to provisions (that are included in the last annual financial statements) due to changes in the underlying assumptions relating to: regulations, interest or exchange rates, that were not considered for purposes of determining the annual budget.

•	Income or loss resulting from impairment of assets, that were not considered for purposes of determining the annual budget.

[4]	Any Adjustment (counted separately) under $2 million will not be applied.

7.7.	Compensation Recovery ("Claw-Back")

Each Executive Officer will be required to refund any part of the annual bonus paid to him in excess based on financial results that are proven to be inaccurate and which are restated in the consolidated financial statements of the Company during the 3 years following the approval of the annual bonus by the Authorized Organs. The Authorized Organs shall decide upon the timing, form and terms of the aforementioned repayment. It is hereby clarified, that restatement resulting from changes to the applicable law, regulations of accounting principles will not be regarded as a restatement that will trigger this "Claw-Back" provision.

7.8.	Special Bonus

The Company may grant, subject to approvals required by law, a special bonus for those of the Executive Officers that have shown a unique contribution and/or considerable efforts and/or special achievements, that were accomplished as part of a unique or extraordinary business activity, or other special circumstances, and that the Executive Officer was dominant in their achievement (the "Special Bonus"). The Special Bonus will be determined by quantitative and/or qualitative parameters (which shall be disclosed in retrospect in accordance with the provisions of the law), and the personal contribution of the Executive Officer.

The maximum Special Bonus payout with respect to the CEO in any given year cannot exceed the difference between 3 base monthly salaries and the components of the Annual STI payout under the Annual Plan that are not determined in accordance with measurable parameters. The maximum Special Bonus with respect to the Executive Chairman in any given year cannot exceed 3 base monthly salaries.

The maximum Special Bonus payout with respect to any other Executive Officer in any given year cannot exceed 6 base monthly salaries.

The Special Bonus is a separate bonus from the STI under the STI Plan mentioned above.

8.	Equity-Based Compensation

From time to time, ICL may offer its Executive Officers an equity-based compensation in the framework of an equity-based compensation plan (the "Long Term Incentive Plan" or "LTI"), aiming to retain the Executive Officers in their offices for long-term periods, while creating compensation that connects, for a long-term period, between the Executive Officers’ interest and the interest of the shareholders of the Company. The scope of LTI compensation granted to an Executive Officer shall be determined in accordance with each Executive Officer's position, responsibilities, achievements and skills. Such long-term plans shall be subject to the following criteria:

8.1.
Long term incentives may be granted in the form of stock options, Performance-based restricted shares, Performance-based restricted share units or other performance-based equity-based compensation vehicles ("LTI Awards"). Vesting and/or release from restriction of restricted shares and restricted share units may be subject to the Company's and/or the Executive Officer's performance.

8.2.
Each LTI Award shall be subject to a minimum vesting period over at least three (3) years, with a minimal vesting period of 12 months for the first portion of the LTI awards, and subject to the continuing service of the Executive Officer. Unless otherwise approved by the relevant authorized organs, vesting of outstanding long-term LTI Awards may be pro-rated for time and/or performance for departing Executive Officers. The terms of LTI Awards may include provisions for acceleration of vesting in certain events and corporate transactions, such as in the event of a merger, a consolidation, and an acquisition of the Company or of its assets or certain retirement provisions (as these terms will be defined in the applicable LTI compensation plan). Acceleration of LTI Awards will be allowed only in certain circumstances determined by the applicable authorized organs.

8.3.
The exercise price of any stock option will be no less than the average 30 trading days of ICL’s last known as adjusted to dividend share price during the period prior to the date of Board's approval/grant date, as applicable.   The exercise price may be linked to the Israeli consumer price index. The exercise price may include an adjustment to dividend, to the extent distributed by the Company, and an adjustment to additional events in the Company's share capital, such as: distribution of bonus shares, rights issuance, consolidation or split of share capital, etc.

8.4.	The exercise period of the options shall be of no more than ten (10) full years from the date of grant.

8.5.
The total potential dilution from outstanding and proposed LTI plans will not exceed 10 percent. The restrictions described in paragraph 8.5 will not be applicable in case of grant of LTI Awards-based compensation to management and employees of a target company, in the event of a merger or acquisition of the target company.

8.6.	LTI Awards granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per one (1) vesting annum, the following amounts:[5]

o	Executive Chairman of the Board – $1,380,000[6]

o	CEO – $1,725,000

o	Other Executive Officers – $1,150,000

[5]
The Israeli Shekels (ILS) cap amounts remain unchanged compared to the previous compensation policy. CAPS in USD denominated amounts have been adjusted to reflect an appreciation of 15% of USD/ILS exchange rate from January 2019 through the date of the approval of the new compensation policy by the board of directors

[6]	$1,380,000 is maximum value for an Executive CoB that does not receive base salary. The maximum value for an Executive CoB that does receive base salary is $1,150,000.

In addition, the Authorized Organs may consider determining a cap for the benefit deriving from the exercise of LTI Awards for any specific grant.

Except in cases of transactions that the Company is party to, that include, among others, distribution of shares in kind, stock split, consolidation of stock, payment of dividend, merger, reorganization, split or share exchange, the conditions of the equity-based grant will not be changed in a way of reduction of the exercise price of the options granted or cancellation of options in exchange for cash or in exchange for options with an exercise price that is lower than the exercise price of the options that were already approved.

8.7.
The HR & Compensation committee and the Board may resolve in the future to introduce shareholding guidelines to Executive Officers, according to which, Executive Officers will be required to hold a minimum number or value of shares, not inclusive of unvested holdings in unvested LTI Awards.

9.	Retirement arrangements

9.1
All of the Executive Officers may be entitled to release of funds accumulated in their favor and in their name in designated compensation funds for pension benefits and severance pay. To certain Executive Officers, additional funds may be paid, if and when there is a difference between the funds that were actually accumulated in the designated funds and the amount that equals their last base monthly salary upon termination multiplied by the number of years of seniority accumulated in the Company.

9.2	Advance Notice

ICL's Executive Officers shall be entitled to an advance notice upon termination as specified in the table below ("Advance Notice Period"), and as shall be determined in the applicable employment agreement (or any amendment thereof).

Executive Officer	Advance Notice Period
Executive Chairman, CEO	Up to 12 months
Other Executive Officers	Up to 6 months

During the Advance Notice Period, the Executive Officer may be required to continue to be employed by or provide services to the Company. During the Advance Notice Period, the Executive Officer may be entitled to all of his or her compensation terms, including STI payouts and continued vesting of his existing LTI plans. With respect to the CEO - for any period in which the CEO is not actually providing services to the Company throughout the notice period, the CEO's STI payout for such period will be calculated with 50% of the CEO's STI target measured against the performance level of ICL net income (as adjusted according to paragraph 7.6 above) and 50% of the CEO's STI target measured against the performance level of ICL operating income (as adjusted according to paragraph 7.6 above). These goals will be taken from ICL budget for the relevant fiscal year. It is clarified, that with respect to the CEO, during such period the STI formula provided in Section 7.2 above will not be applied, nor will the discretionary qualitative evaluation part of the formula.

To the extent an Executive Chairman of the Board does not receive a monthly base salary or management fee, he may still continue to be entitled to his terms of tenure for an additional period of 12 month following his end of tenure, including, for avoidance of any doubt, his annual STI payout and continued vesting of his existing LTI plans during such period.

9.3	Adjustment Period and non-compete obligations

In addition, ICL's Executive Officers may be entitled to an adjustment period of up to 6 months (the "Adjustment Period"), during which the Executive Officer may be entitled to the base salary and Social Benefits, while the Executive CoB may also be entitled to all of his other compensation terms, including STI payouts and continued vesting of his existing LTI plans. The Executive Officer may be obliged to obligate to non-compete provisions during the Adjustment Period. The Adjustment Period may apply only to such Executive Officer that his employment was not terminated as a result of "cause" or other circumstances that according to the Authorized Organ entitles evocation of severance payments. The Adjustment Period will be determined while taking into account the following considerations: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service. Eligibility for the aforementioned Adjustment Period will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.4	Termination Grant

In addition to the above, the Authorized Organs may determine that an Executive Officer may be granted a termination payment (the "Termination Grant"), provided the Executive Officer was employed by, or provided services to, the Company for at least one (1) year. The Termination Grant shall be determined while considering: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service.

Eligibility for the aforementioned Termination Grant will either be included in the terms of employment of the Executive Officer, if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer or approved by the Authorized Organs prior to termination of employment.

9.5	Termination Grant upon Change of Control

In addition, ICL Executive Officers may be entitled to a one-time payment of up to 1 annual base salary, upon involuntary termination of the Executive Officer's employment with the Company, or a material demotion in the Executive Officer's position in the Company and/or in his terms of employment, during a 24-month period following the occurrence of a change in control of the Company (as defined by the Authorized Organs or in a relevant employment agreement or plan). Such arrangement enables retention and certainty for Executive Officers to support potential transactions that may be beneficial to shareholders.

9.6	Acceleration of LTI Awards

The terms of LTI Awards may include provision for acceleration of vesting in certain circumstances of termination or cessation of service initiated by the Company or as a result of change of control.

9.7
The aggregate amounts paid to Executive Officers pursuant to Sections 9.2 to 9.4, shall not exceed an amount equal to 12 months base salary, except for a few existing Executive Officers or employees that will be appointed as Executive Officers, that according to previous commitments of the company to them, are entitled to severance pay in amounts that together with their other termination benefits exceed the aforementioned maximum.

10.	Compensation of Members of the Board

The compensation of the Company’s non-executive members of the Board ("Directors"), may be comprised of a per-meeting compensation and/or an annual compensation and/or board committee chair compensation and/or board committee member compensation and/or LTI (as discussed below), all subject to any applicable law.  Non-executive directors are not eligible to participate in the company's pension plans.

In addition, ICL may reimburse or cover certain expenses of the Directors (including travel expenses) incurred in attending Board and committee meetings or performing other services for ICL in their capacity as directors.

Non-executive Directors (excluding directors whom are office holders of Israel Corporation Ltd.) may be eligible to participate in the Company’s LTI plans. The value of the LTI Awards granted to a non-executive Director on the date of grant, will not exceed (based on accepted valuation methods),  50% of the total value of the fixed directors' compensation, including per meeting compensation, per vesting annum. The terms of LTI Awards for non-executive directors may include provision for acceleration of vesting in certain circumstances of termination or cessation of service.7 The Non-executive directors will not be entitled to any performance based LTIs nor LTI in the form of options.

[7]	In this regards it should be clarified, that termination of a Director's term and renewal for an additional term will not be regarded as termination of service.

Directors that take on executive roles (for example, an Executive Chairman of the Board) will be subject to the provisions of this policy that apply to Executive Officers (as defined above).

11.	Management Fee

Subject to approval by the Authorized Organs, ICL may pay its controlling shareholder (as such term is defined under the law) annual management fees, which will equal the compensation for services provided to the Company by Executive Officers, including members of the Board, that are employed by, or providing services to, said Controlling Shareholder.

12.	Exculpation, Indemnification and Insurance

ICL may exculpate its Executive Officers (including its Directors) from a breach of duty of care, and may indemnify its Executive Officers (including its Directors) for any liability and expense that may be imposed on them, to the extent permitted by applicable law. ICL may provide insurance coverage through directors and officers liability insurance to its Executive Officers (including its Directors). The maximum aggregate coverage for any such insurance policy will not exceed $350 Million, as may be increased from time to time by the approval of the Authorized Organs.